Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the HomeAway, Inc. 2011 Equity Incentive Plan (the “Plan”) of our report dated February 5, 2015, except for paragraph 2 of Note 1, Note 7, and Note 19, as to which the date is November 16, 2015, with respect to the consolidated financial statements of Expedia, Inc. included in its Current Report on Form 8-K dated November 16, 2015, and our report dated February 5, 2015, with respect to the effectiveness of internal control over financial reporting of Expedia, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2014, both filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Seattle, Washington

December 11, 2015